The Board of Directors
22nd Century Group, Inc.

Ladies and Gentlemen:

Effective as of the closing of the transactions contemplated pursuant to that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among 22nd Century Group, Inc (the “Company”), 22nd Century Acquisition Subsidiary, LLC, and 22nd Century Limited, LLC, I hereby resign from all officer positions that I hold with the Company including but not limited to Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer.

Effective as of the date which is ten (10) following the filing of a Schedule 14F-1 with the United States Securities and Exchange Commission following the consummation of the transactions contemplated by the Merger Agreement, I hereby resign as a member of the Board of Directors of the Company.

Please be advised that my resignation does not arise from any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Very truly yours,

/s/ David Rector
David Rector

Date:  January 25, 2011